The Fund held shareholder meetings on January 30, 2007 and March 15, 2007. Common and or Preferred shareholders voted to elect re elect Directors (January 30, 2007 meeting) and approve PIMCO as sub adviser
(March 15, 2007 meeting) to the Fund, as indicated below

  	  	  	  					      Withheld
  			  			       Affirmative    Authority
Class I Directors
Re election of Robert E. Connor* to serve until 2010   922 	     0
Re election of Hans W. Kertess to serve until 2010     5,295,187     1,375,693
Election of William B. Ogden IV to serve until 2010    5,294,381     1,376,499
Class II Director:
Election of John C. Maney* to serve until 2008 	       922 	     0
Portfolio Managment Agreement with PIMCO: 	       4,284,998     118,302

Messrs. Paul Belica, John J. Dalessandro II and R. Peter Sullivan III continue to serve as Directors of the Fund.

 * Preferred Shares Director